May 9, 2025

Praveer Melwani
Chief Financial Officer
Figma, Inc.
760 Market Street, Floor 10
San Francisco, CA 94102

       Re: Figma, Inc.
           Draft Registration Statement on Form S-1
           Submitted April 15, 2025
           CIK No. 0001579878
Dear Praveer Melwani:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted April 15, 2025
Prospectus Summary, page 1

1.     We note your disclosure that    Figma AI leverages a mix of
off-the-shelf foundational
       models and self-hosted models that we develop and train on design-specific concepts
       to make our features more efficient and effective   . Please revise to
quantify how
       much third- party models do you rely on for your AI features on your platform.
2. We note your references to critics of you company's design process. For proper context, you should identify what the primary criticisms were.
3. We note your statement that you intend to announce material information through a variety of mediums following effectiveness, and that this information could be material information. You also encourage investors to follow your announcements through these mediums; however, you also caution investors not to rely upon any such
 May 9, 2025
Page 2

       information in deciding whether to purchase your stock. Please clarify the point of encouraging investors to consider this information but not to rely upon it in making an investment decision.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 80

4. Throughout your MD&A you refer to several plan offerings including Organization,
       Enterprise, Professional and Free. To enhance investor understanding of your business, please provide a comprehensive comparative discussion of each plan level.
       Such discussion should include at a minimum a description of the products and services included, the pricing, and the approximate number of customers and users at each level.
5. We note on page 81 you indicate that you have more than 400,000 paid customers as of December 31, 2024. We also note on page 83 you indicate that during the three months ended December 31, 2024, you had over twelve million monthly active users.
       Please discuss the relationship between paid customers and active users. In addition, clarify how you calculate the number of monthly active users during a three month period.
Annual Recurring Revenue, page 82

6.     On page 82 you indicate that you calculate annual recurring revenue
(ARR) as the
       annualized value of your active customer agreements as of the measurement date, assuming any agreement that expires during the next twelve months following the measurement date is renewed on existing terms. Please tell us your consideration of the impact of known terminations and cancellations on your calculation of ARR.
March Pricing and Packaging Update, page 82

7. We note your disclosure that in March 2025 you made your first-ever changes to the pricing and packaging of your plans. You further disclose that customers can now purchase multi-product seats and these changes give administrators better tools and even greater control of managing their teams. Please describe the typical packages offered prior to the pricing and packaging update compared to the typical packages offered subsequent to the March 2025 changes. Please also disclose the approximate rate of price increases.
Gross Retention Rate, page 84

8. We note your disclosure that your gross retention rate was 97% as of December 31,
       2024 and that it demonstrates that the vast majority of your customers renew their subscriptions. Tell us whether you consider gross retention rate to be a key metric that
       the Company   s management uses to manage the business, and if so,
revise to include
       key business metric disclosures for this measure in your MD&A. Refer to SEC
       Release No. 33-10751.
Net Dollar Retention Rate, page 87

9. Please expand your disclosure in regard to net dollar retention rate to discuss factors that contributed to the quarter-over-quarter contraction of the rate throughout 2023.
 May 9, 2025
Page 3

Intellectual Property, page 120

10. We note your disclosure that you own 14 issued US patents. Please clarify the type of patent protection, whether they are owned or licensed and the product groups and technologies that such patents relate.
General

11. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communications. Please contact Anastasia Kaluzienski at 202-551-3685 or Robert
Littlepage at 202-
551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Larry Spirgel at 202-551-3815
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Ran D. Ben-Tzur